As filed with the Securities and Exchange Commission on January 16, 2007

Registration No. 333-139966

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1 to

Form S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Teton Energy Corporation

(Exact name of Registrant as specified in its charter)

Delaware	84-1482290
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

410 Seventeenth Street, Suite 1850
Denver, CO 80202
(303) 565-4600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Karl F. Arleth
President and Chief Executive Officer
Teton Energy Corporation
410 Seventeenth Street, Suite 1850
Denver, CO 80202
(303) 565-4600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David Danovitch, Esq.
Kristin J. Angelino, Esq.
Gersten Savage LLP
600 Lexington Avenue, 9th Floor
New York, New York 10022
(212) 752-9700

EXPLANATORY NOTE

Teton Energy Corporation (the “Company”) has previously filed a registration statement pursuant to the requirements of Form S-8 under the Securities Act of 1933, as amended, to register the issuance of shares of Common Stock to employees pursuant to the vesting of performance share units or restricted stock awards under the Company’s 2005 Long-Term Incentive Plan.

Under cover of this Post-Effective Amendment No. 1 to Form S-8 is a reoffer prospectus prepared in accordance with Part I of Form S-3 under the Securities Act. Pursuant to General Instruction C to Form S-8, this reoffer prospectus may be used for reofferings and resales of shares of Common Stock acquired by employees, former employees, consultants and certain transferees thereof.

Teton Energy Corporation

Common Stock

This prospectus relates to the reoffer and resale of shares of common stock that have been or may in the future be acquired pursuant to the 2005 Long-Term Incentive Plan (the “Plan”) of Teton Energy Corporation (the “Company”) by certain of our employees, including our officers, directors and consultants. The Plan provides for the granting of a variety of awards to employees and directors of the Company.  There shall be reserved and available for issuance under the Plan (a) for the first Plan year, that number of shares equal to 20% of the total number of shares of Common Stock outstanding as of the Effective Date and (b) for each subsequent Plan year, (i) that number of shares equal to 10% of the total number of shares of Common Stock outstanding as of the first day of each respective Plan year, plus (ii) that number of shares of Common Stock reserved and available for issuance but unissued during any prior Plan year during the Term of the Plan; provided, however, in no event shall the number of shares of Common Stock available for issuance under the Plan as of the beginning of any Plan year plus the number of shares of Common Stock reserved for outstanding awards under the Plan exceed 35% percent of the total number of shares of Common Stock outstanding at that time, based on a three-year period of grants. Such shares may consist in whole or in part of authorized and unissued shares or treasury shares or any combination thereof. 500,000 shares of common stock were registered under the Form S-8. To the extent that such shares are issued in respect of vesting of performance share units or restricted stock grants, we will not receive any proceeds from these sales.

The selling stockholders described in this prospectus may reoffer and resell the shares from time to time. The shares may be offered at prevailing market prices, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

The common stock is traded on the American Stock Exchange under the symbol “TEC.”  On January 12, 2007, the last reported sale price of the common stock on the American Stock Exchange was $4.92.

See “Risk Factors” on pages 9 to 17 for factors that should be considered before investing in the common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is January 16, 2007.

PART I

INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

The documents containing the information specified in Part I of Form S-8 will be sent or given to employees and other selling stockholders as specified by Rule 428(b)(1) of the Securities Act.  Such documents need not be filed with the Securities and Exchange Commission (“SEC”) either as part of this registration statement or as prospectuses or prospectus supplements, pursuant to Rule 424 of the Securities Act.  These documents and the documents incorporated by reference in this registration statement, pursuant to Item 3 of Part II of this registration statement, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

TABLE OF CONTENTS

Where You Can Find More Information

Forward-Looking Statements

About Teton Energy Corporation

Risk Factors

Use of Proceeds

Selling Stockholders

Plan of Distribution

Legal Matters

Experts

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). You may read and copy these reports, proxy statements and other information at the SEC’s public reference rooms in Washington, D.C., New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s website at http://www.sec.gov.

This prospectus is part of a registration statement that we have filed with the SEC relating to the Company’s common stock. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our common stock. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Web site.

The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

(a)                                  The Company’s Annual Report on Form 10-K for the Year Ended December 31, 2005;

(b)                                 The Company’s Quarterly Reports on Form 10-Q and 10-Q/A, as applicable, for the Quarters Ended March 31, 2006, June 30, 2006, and September 30, 2006; and

(c)                                  All other reports filed by Registrant pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Form 10-K referred to in (a) above, except Current Reports on Form 8-K to the extent they contain information furnished pursuant to Item 2.02, Item 7.01, or Item 9.01 thereof.

All documents we file in the future pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering are also incorporated by reference and are an important part of this prospectus.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

Teton Energy Corporation
410 Seventeenth Street, Suite 1850
Denver, Colorado 80202-4444
Attn: Ms. Andrea Brown
(303) 565-4600

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements.  These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about our:

•              business strategy;

•              identified drilling locations;

•              exploration and development drilling prospects, inventories, projects and programs;

•              natural gas and oil reserves;

•              ability to obtain permits and governmental approvals;

•              technology;

•              financial strategy;

•              realized oil and natural gas prices;

•              productions;

•              lease operating expenses, general and administrative costs and funding and development costs;

•              future operating results; and

•              plans, objectives, expectations and intentions.

All of these types of statements, other than statements of historical fact included in this prospectus, are forward-looking statements.  These forward-looking statements may be found in the “Prospectus Summary”, “Risk Factors”, “Business”, and other sections of the prospectus.  In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “could”, “should”, “expect”, “plan”, “project”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “pursue”, “target”, “seek”, “objective”, or “continue”, the negative of such terms or other comparable terminology.

The forward-looking statements contained in this prospectus are based largely on our expectations, which reflect estimates and assumptions made by our management.  These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors.  Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control.  In addition, management’s assumptions about future events may prove to be inaccurate.  All readers are cautioned that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or the forward-looking events and circumstances will occur.  Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the many factors including those listed in the “Risk Factors” section and elsewhere in this prospectus.  All forward-looking statements speak only as of the date of this prospectus.  We do not intend publicly to update or revise any forward-looking statements as a result of new information, future events or otherwise.  These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

ABOUT TETON ENERGY CORPORATION

Background

Teton Energy Corporation (the “Company,” “we” or “us”) was formed in November 1996 and is incorporated in the state of Delaware. We are an independent energy company engaged primarily in the development, production and marketing of natural gas and oil in North America.  Our strategy is to increase shareholder value by growing reserves and production, primarily through acquiring what we believe to be under-valued properties with reasonable risk-reward potential and by participating in or actively conducting drilling operations in order to exploit our properties.  We seek exploration and development projects that we believe are high-quality with potential for providing long-term drilling inventories that generate high returns. Our principal offices are located at 410 Seventeenth Street, Suite 1850, Denver, Colorado 80202. Our main telephone number is (303) 565-4600. We maintain a website at www.teton-energy.com. Information contained on our website does not constitute part of this prospectus.

Our current operations are focused in three basins in the Rocky Mountain region of the United States. From our inception until 2004, we were engaged primarily in oil and gas exploration, development, and production in Western Siberia, Russia.  In July 2004, our shareholders voted to sell our Russian operations to our Russian partner. We received gross proceeds of $15,000,000 from the sale.

In February 2005, we acquired 25% of the membership interests in Piceance Gas Resources, LLC, a Colorado limited liability company (“Piceance LLC”). Piceance LLC owned certain oil and gas rights and leasehold assets covering 6,314 acres in the Piceance Basin in western Colorado.  The properties owned by Piceance LLC carried a net revenue interest of 78.75%.  During the first quarter of 2006, the members of Piceance LLC applied to the fee owner of the land on which Piceance LLC's oil and gas rights and leases were located to transfer the interests directly to each of the members.  That transfer occurred on February 28, 2006.  We now own an undivided 25% working interest (19.69% net revenue interest) in a 6,314-acre block located in Garfield County, Colorado.  Berry Petroleum Company is currently the operator of our Piceance Basin acreage having purchased a 50% working interest in such block for approximately $159 million in February 2006.

Current, we are actively pursuing exploration and development opportunities in North America. During the first six months of 2005, we acquired a 100% working interest in over 182,000 undeveloped acres in the eastern Denver-Julesburg Basin, or the DJ Basin, located in Nebraska near the Nebraska-Colorado border.  On January 27, 2006, we closed on an acreage earning agreement with Noble Energy, Inc. (“Noble”).  The terms of the acreage earning agreement enable Noble to earn into a 75% working interest and operate in our DJ Basin acreage by the payment of $3 million and the drilling and completion of 20 wells on or before March 1, 2007, with a minimum of 10 wells to be drilled and completed by December 31, 2006.  As of December 21, 2006, 20 wells had been drilled.

In May 2006 we acquired from American Oil & Gas, Inc., a 25% leasehold interest in certain undeveloped oil and gas leases covering approximately 58,000 net mineral acres in the Williston Basin in North Dakota.  The purchase price was approximately $6.17 million, or approximately $420 per acre, for the 25% interest.  At closing, we paid $2.46 million to the seller, which was funded from cash on hand.  The remaining $3.69 million will be paid to the seller between closing and June 1, 2007, and will be used to fund the seller’s 50% working interest for drilling and completion on the first two wells.  The $3.69 million is in addition to our obligation to fund our own 25% working interest in all drilling and completion costs over the same period.  In the event the costs associated with drilling these two wells is not incurred or is less than $3.69 million, we are required to pay such balance to the seller by June 1, 2007.  Evertson Operating Company is the operator of our Williston Basin acreage. As of September 30, 2006, we have paid to American $970,162 of the initial obligation of $3.7 million resulting in a remaining accrued purchase consideration of $2.7 million.

Recent Events

On August 2, 2006, we closed on a public offering of 2,300,000 shares of our common stock, which was priced on July 27, 2006 at $5.20 per share. Petrie Parkman & Co. served as the sole underwriter and book-running manager for the offering. Total shares delivered at closing included the underwriter’s over-allotment option to purchase 300,000 additional common shares, which was exercised at closing. As a result of the underwriter’s exercise of its over-allotment option, net proceeds of the offering were $10.8 million.

On September 25, 2006, we spud our first well in the Williston Basin located in North Dakota (the Champion 1-25H).

On November 7, 2006, we entered into an agreement with an undisclosed third party to acquire an additional leasehold interest in the DJ Basin - approximately 56,000 gross acres, 42,000 net acres - of which a significant portion lies within Chase and Dundy Counties, Nebraska. The terms of the purchase were not disclosed but were not considered financially material to our interest. Approximately 33,600 net acres (80 percent) lie within the Noble Energy, Inc. (“Noble”) and our Area of Mutual Interest (“AMI”) and will be offered to Noble under the terms of the AMI. Approximately 8,400 net acres (20 percent) are outside the AMI and are currently held with a 100 percent working interest net to us. Noble has agreed to accept its 75 percent interest in the acreage within the AMI. The transaction closed on December 15, 2006.

On November 30, 2006, we announced the initiation of a natural gas hedging program for calendar year 2007. The hedge positions taken by us are in the form of costless collars. We purchased a Colorado Interstate Gas ("CIG") put at a price of $6.00 per MMbtu and sold a CIG call at a price of $7.25 per MMbtu each for 30,000 MMbtu per month for January 2007 through December 2007, for a total of 360,000 MMbtu for the 2007 year. We sell our natural gas in the Piceance Basin of Colorado at CIG index prices. The collar strike prices will allow us to protect a portion of our future cash flow if CIG gas prices decline below $6.00 per MMbtu while participating in any CIG price increase up to $7.25 per MMbtu on the hedged volumes. We completed the hedging transaction with our senior bank, BNP Paribas. These hedges are intended to improve our financial flexibility by locking in a portion of our revenues and cash flow in the event that natural gas prices decline. The hedging strategy should allow us to develop our long-lived producing assets and to increase borrowing under our credit facility with BNP Paribas.

On December 21, 2006, we received notification from Noble that the first 20 wells have been drilled for the DJ Basin Niobrara pilot project. As part of the initial agreement with Noble, we were carried for all well costs associated with the drilling, completion and hookup of the first 20 wells.  Noble has now earned a 75 percent interest in all acreage within the AMI. Future development costs will be split according to each party's working interest percentage; Teton, 25 percent and Noble, 75 percent. We will receive 25 percent of any revenues derived from the first 20 and all subsequent wells.

Business Strategy

Our objective is to expand our natural gas and oil reserves, production and revenues through a strategy that includes the following key elements:

Pursue Attractive Reserve and Leasehold Acquisitions.   To date, acquisitions have been critical in establishing our asset base. We believe that we are well positioned, given our initial success in identifying and closing on opportunities in the Piceance, Williston and DJ Basins, to effect acquisitions that we believe can provide upside potential, including long-term drilling inventories and undeveloped leasehold positions with attractive return characteristics.  Our focus is to acquire assets that we believe provide the opportunity for developmental drilling and/or the drilling of extensional step out wells, which we believe provide us with upside potential while not exposing us to the risks associated with drilling new field wildcat wells in frontier basins.

Pursue Selective Complementary Acquisitions.   We seek to acquire long-lived producing properties with a high degree of operating control, or oil and gas entities that we believe are known to be competent in the area, that offer what we believe are opportunities to increase our natural gas and crude oil reserves profitably.

Drive Growth Through Drilling.   We plan to grow our reserves and production through drilling operations. In 2006, we participated in the drilling of 15 wells to total depth on our Piceance Basin acreage, of which we have a 25% interest.  We also added 17 additional wells to our production base in 2006 increasing our total to 20 producing wells.

Maximize Operational Control.   To date, we do not own any assets for which we are the operator.  We believe that it is strategically important to our future growth and maturation as an independent exploration and production company to be able to serve as operator of our properties when possible, because we believe that operating our properties would enable us to exert greater control over the costs, timing, and manner of our exploration, development and production activities.

Operate Efficiently, Effectively and Maximize Economies of Scale Where Practical.   We believe that our unit cost structure will benefit from economies of scale as we grow and from our continuing cost management initiatives. As we manage our growth, we are actively focusing on reducing lease operating expenses and finding and development costs, and keeping our general and administrative costs at an acceptable level relative to the complexity of our operations and rate of growth.  In addition, our acquisition efforts are geared toward pursuing opportunities that we believe fit within existing operations or in areas where we are establishing new operations or where we believe that a base of existing production will produce an adequate foundation for economies of scale necessary to grow a business within a geography or business segment.

Governmental Regulation

The Company’s business and the oil and natural gas industry in general are heavily regulated.  The availability of a ready market for natural gas production depends on several factors beyond the Company’s control.  These factors include regulation of natural gas production, federal and state regulations governing environmental quality and pollution control, the amount of natural gas available for sale, the availability of adequate pipeline and other transportation and processing facilities and the marketing of competitive fuels.  State and federal regulations generally are intended to prevent waste of natural gas, protect rights to produce natural gas between owners in a common reservoir and control contamination of the environment.  Pipelines are subject to the jurisdiction of various federal, state, and local agencies.

The Company believes that it is in substantial compliance with such statutes, rules, regulations and governmental orders, although there can be no assurance that this is or will remain the case.  Failure to comply with such laws and regulations can result in substantial penalties.  The regulatory burden on the industry increases our cost of doing business and affects our profitability.  Although we believe we are in substantial compliance with all applicable laws and regulations, such laws and regulations are frequently amended or reinterpreted so we are unable to predict the future cost or impact of complying with such laws and regulations.

The following discussion of the regulation of the United States natural gas industry is not intended to constitute a complete discussion of the various statutes, rules, regulations and environmental orders to which the Company’s operations may be subject.

Regulation of Oil and Natural Gas Exploration and Production

The Company’s oil and natural gas operations are subject to various types of regulation at the federal, state and local levels.  Prior to commencing drilling activities for a well, the Company  (or its operating subsidiaries, operating entities or operating partners) must procure permits and/or approvals for the various stages of the drilling process from the applicable state and local agencies in the state in which the area to be drilled is located.  Such permits and approvals include those for the drilling of wells, and such regulation includes maintaining bonding requirements in order to drill or operate wells and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties on which wells are drilled, the plugging and abandoning of wells and the disposal of fluids used in connection with operations. The Company’s operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units and the density of wells which may be drilled and the unitization or pooling of natural gas properties. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration while other states rely primarily or exclusively on voluntary pooling of lands and leases.  In areas where pooling is voluntary, it may be more difficult to form units, and therefore, more difficult to develop a project if the operator owns less than 100% of the leasehold. In addition, state conservation laws may establish maximum rates of production from oil and natural gas wells, generally prohibit the venting or flaring of natural gas and impose certain requirements regarding the ratability of production.

The effect of these regulations may limit the amount of oil and natural gas the Company can produce from its wells and may limit the number of wells or the locations at which the Company can drill.  The regulatory burden on the oil and natural gas industry increases the Company’s costs of doing business and, consequently, affects its profitability.  Inasmuch as such laws and regulations are frequently expanded, amended and reinterpreted, the Company is unable to predict the future cost or impact of complying with such regulations.

Natural Gas Marketing, Gathering, and Transportation

Federal legislation and regulatory controls have historically affected the price of the natural gas and the manner in which production is transported and marketed.  Under the Natural Gas Act of 1938, the Federal Energy Regulatory Commission (“FERC”) regulates the interstate sale for resale of natural gas and the transportation of natural gas in interstate commerce, although facilities used in the production or gathering of natural gas in interstate commerce are generally exempted from FERC jurisdiction. Effective January 1, 1993, the Natural Gas Wellhead Decontrol Act deregulated natural gas prices for all “first sales” of natural gas, which definition covers all sales of our own production.  In addition, as part of the broad industry restructuring initiatives described below, FERC has granted to all producers such as us a “blanket certificate of public convenience and necessity” authorizing the sale of gas for resale without further FERC approvals.  As a result, all natural gas that we produce in the future may now be sold at market prices, subject to the terms of any private contracts that may be in effect.

Natural gas sales prices nevertheless continue to be affected by intrastate and interstate gas transportation regulation, because the prices that companies such as ours receive for our production are affected by the cost of transporting the gas to the consuming market.  Through a series of comprehensive rulemakings, beginning with Order No. 436 in 1985 and continuing through Order No. 636 in 1992 and Order No. 637 in 2000, FERC has adopted regulatory changes that have significantly altered the transportation and marketing of natural gas. These changes were intended by FERC to foster competition by, among other things, transforming the role of interstate pipeline companies from wholesale marketers of gas to the primary role of gas transporters, and by increasing the transparency of pricing for pipeline services. FERC has also developed rules governing the relationship of the pipelines with their marketing affiliates, and implemented standards relating to the use of electronic data exchange by the pipelines to make transportation information available on a timely basis and to enable transactions to occur on a purely electronic basis.

In light of these statutory and regulatory changes, most pipelines have divested their gas sales functions to marketing affiliates, which operate separately from the transporter and in direct competition with all other merchants, and most pipelines have also implemented the large-scale divestiture of their gas gathering facilities to affiliated or non-affiliated companies. Interstate pipelines thus now generally provide unbundled, open and nondiscriminatory transportation and transportation-related services to producers, gas marketing companies, local distribution companies, industrial end users and other customers seeking such services. Sellers and buyers of gas have gained direct access to the particular pipeline services they need, and are better able to conduct business with a larger number of counterparties.

Environmental Regulations

The Company’s operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stricter environmental legislation and regulations could continue. To the extent laws are enacted or other governmental action is taken that restricts drilling or imposes environmental protection requirements that result in increased costs to the natural gas industry in general, the business and prospects of the Company could be adversely affected.

The nature of the Company’s business operations results in the generation of wastes that may be subject to the Federal Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes.  The U.S. Environmental Protection Agency (“EPA”) and various state agencies have limited the approved methods of disposal for certain hazardous and nonhazardous wastes. Furthermore, certain wastes generated by the Company’s operations that are currently exempt from treatment as “hazardous wastes” may in the future be designated as “hazardous wastes,” and therefore be subject to more rigorous and costly operating and disposal requirements.

The Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), also known as the “Superfund” law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of a “hazardous substance” into the environment. These persons include the present or past owners or operators of the disposal site or sites where the release occurred and the companies that transported or arranged for the disposal of the hazardous substances at the site where the release occurred. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies.  It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damages allegedly caused by the release of hazardous substances or other pollutants into the environment.  Furthermore, although petroleum, including natural gas and crude oil, is exempt from CERCLA, at least two courts have ruled that certain wastes associated with the production of crude oil may be classified as “hazardous substances” under CERCLA and thus such wastes may become subject to liability and regulation under CERCLA.  State initiatives to further regulate the disposal of crude oil and natural gas wastes are also pending in certain states, and these various initiatives could have adverse impacts on our business.

In August 2005, the Energy Policy Act of 2005 was enacted (the “Energy Act”).  The Energy Act contains certain provisions that facilitate oil and gas leasing and permitting on Federal lands.  The Energy Act also provides for certain incentives for oil and gas productions.

Stricter standards in environmental legislation may be imposed on the industry in the future.  For instance, legislation has been proposed in Congress from time to time that would reclassify certain exploration and production wastes as “hazardous wastes” and make the reclassified wastes subject to more stringent handling, disposal and clean-up restrictions.  If such legislation were to be enacted, it could have a significant impact on our operating costs, as well as on the industry in general.  Compliance with environmental requirements generally could have a materially adverse effect upon our capital expenditures, earnings or competitive position.

The Company’s operations may be subject to the Clean Air Act (“CAA”) and comparable state and local requirements.  Amendments to the CAA were adopted in 1990 and contain provisions that may result in the gradual imposition of certain pollution control requirements with respect to air emissions from the operations of the Company.  The EPA and states have been developing regulations to implement these requirements.  The Company may be required to incur certain capital expenditures in the next several years for air pollution control equipment in connection with maintaining or obtaining operating permits and approvals addressing other air emission-related issues.

The Federal Water Pollution Control Act (“FWPCA” or “Clean Water Act”) and resulting regulations, which are implemented through a system of permits, also govern the discharge of certain contaminants into waters of the United States.  Sanctions for failure to comply strictly with the Clean Water Act are generally resolved by payment of fines and correction of any identified deficiencies.  However, regulatory agencies could require us to cease construction or operation of certain facilities that are the source of water discharges.

Our operations are subject to local, state and federal laws and regulations to control emissions from sources of air pollution.  Payment of fines and correction of any identified deficiencies generally resolve penalties for failure to comply strictly with air regulations or permits.  Regulatory agencies could also require us to cease construction or operation of certain facilities that are air emission sources.  We believe that we substantially comply with the emission standards under local, state, and federal laws and regulations.

Operating Hazards and Insurance

The Company’s exploration and production operations include a variety of operating risks, including the risk of fire, explosions, blowouts, craterings, pipe failure, casing collapse, abnormally pressured formations, and environmental hazards such as gas leaks, ruptures and discharges of toxic gas, the occurrence of any of which could result in substantial losses to the Company due to injury and loss of life, severe damage to and destruction of property, natural resources and equipment, pollution and other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations.  The Company’s pipeline, gathering, and distribution operations are subject to the many hazards inherent in the natural gas industry.  These hazards include damage to wells, pipelines and other related equipment, and surrounding properties caused by floods, fires and other acts of God, inadvertent damage from construction equipment, leakage of natural gas and other hydrocarbons, fires and explosions and other hazards that could also result in personal injury and loss of life, pollution and suspension of operations.

Any significant problems related to its facilities could adversely affect the Company’s ability to conduct its operations.  In accordance with customary industry practice, the Company maintains insurance against some, but not all, potential risks; however, there can be no assurance that such insurance will be adequate to cover any losses or exposure for liability.  The occurrence of a significant event not fully insured against could materially adversely affect the Company’s operations and financial condition.  The Company cannot predict whether insurance will continue to be available at premium levels that justify its purchase or whether insurance will be available at all.

RISK FACTORS

An investment in our shares as offered in this prospectus involves a high degree of risk. The SEC allows us to “incorporate by reference” information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will periodically update and supersede this information. You should carefully consider the risks described below, together with the other information contained in this prospectus as well as any other documents incorporated by reference into this prospectus, before making an investment decision. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to differences in our actual results include those discussed in this section, as well as those discussed elsewhere in this prospectus and in other documents incorporated by reference into this prospectus.

Risks Related to our Business

We have incurred significant losses. We expect future losses and we may never become profitable.

We have incurred significant losses in the past.  The Company incurred net losses from continuing operations for the years ended December 31, 2005, 2004, and 2003 of $3,777,449, $5,193,281, and $4,036,164, respectively. The Company incurred a net loss of $3,585,935 for the nine months ended September 30, 2006.  In addition, we had an accumulated deficit of $24,499,726 at December 31, 2005, and $28,085,661 at September 30, 2006.  We may fail to achieve significant revenues or sustain profitability. There can be no assurance of when, if ever, we will be profitable or be able to maintain profitability.

Substantially all of our producing properties are located in the Rocky Mountains, making us vulnerable to risks associated with operating in one major geographic area.

Our operations are focused on the Rocky Mountain region, which means our producing properties are geographically concentrated in that area.  As a result, we may be disproportionately exposed to the impact of delays or interruptions of production from these wells caused by significant governmental regulation, transportation capacity constraints, curtailment of production or interruption of transportation of natural gas produced from the wells in these basins.

If we are unable to obtain additional funding our business operations will be harmed.

We will require additional funding to meet increasing capital costs associated with our operations. Based on our operating partners’ current capital expenditures, we may be unable to participate in additional wells if we are unable to secure additional funding.  Although received approximately $10.8 million from the sale of 2,300,000 shares of our common stock under our  prospectus supplement dated July 27, 2006 and the accompanying prospectus, there are no assurances that any future offerings will be successful, nor can we estimate when, if such offerings are successful, these offerings may close and capital will become available to us.  In addition, although our revolving credit facility provides for availability of up to $50,000,000, our current borrowing base is only $3,000,000 and we cannot assure you that our borrowing base will be increased or that additional advances will be made under the revolving credit facility. We do not know if additional financing will be available when needed, or if it is available, if it will be available on acceptable terms. Lack of additional funds may prevent us from implementing our business strategy.

Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect our business, financial condition, or results of operations.

Our future success will depend on the success of our exploitation, exploration, development, and production activities. Our oil and natural gas exploration and production activities are subject to numerous risks beyond our control, including the risk that drilling will not result in commercially viable oil or natural gas production. Our decisions to purchase, explore, develop, or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. Our cost of drilling, completing and operating wells are often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, many factors may curtail, delay, or cancel drilling, including the following:

•              delays imposed by or resulting from compliance with regulatory requirements;

•              pressure or irregularities in geological formations;

•              shortages of or delays in obtaining equipment, including drilling rigs, and qualified personnel;

•              equipment failures or accidents;

•              adverse weather conditions;

•              reductions in oil and natural gas prices;

•              title problems; and

•              limitations in the market for oil and natural gas.

Our business involves numerous operating hazards for which our insurance and other contractual rights may not adequately cover our potential losses.

Our operations are subject to certain hazards inherent in drilling for oil or natural gas, such as blowouts, reservoir damage, loss of production, loss of well control, punchthroughs, craterings, or fires. The occurrence of these events could result in the suspension of drilling operations, equipment shortages, damage to or destruction of the equipment involved and injury or death to rig personnel. Operations also may be suspended because of machinery breakdowns, abnormal drilling conditions, failure of subcontractors to perform or supply goods or services or personnel shortages. Damage to the environment could also result from our operations, particularly through oil spillage or extensive uncontrolled fires. We may also be subject to damage claims by other oil and gas companies.

Although we and/or our operating partners maintain insurance in the areas in which we operate, pollution and environmental risks generally are not fully insurable. Our insurance policies and contractual rights to indemnity may not adequately cover our losses, and we do not have insurance coverage or rights to indemnity for all risks. If a significant accident or other event occurs and is not fully covered by insurance or contractual indemnity, it could adversely affect our financial position and results of operations.

Acquisitions are a part of our business strategy and are subject to the risks and uncertainties of evaluating recoverable reserves and potential liabilities.

Our business strategy includes a continuing acquisition program. During 2005, we completed two separate leasehold acquisitions and in 2006 we completed a third leasehold acquisition. In addition to the leaseholds, we are seeking to acquire producing properties. Possible future acquisitions could result in our incurring additional debt, contingent liabilities, and expenses, all of which could have a material adverse effect on our financial condition and operating results. We could be subject to significant liabilities related to our acquisitions.

The successful acquisition of producing and non-producing properties requires an assessment of a number of factors, many of which are inherently inexact and may prove to be inaccurate. These factors include recoverable reserves, future oil and gas prices, estimates of operating costs, estimates of future development costs, estimates of the costs and timing of plugging and abandonment and potential environmental and other liabilities, title issues, and other factors. Our assessments of potential acquisitions will not reveal all existing or potential problems, nor will such assessments permit us to become familiar enough with the properties fully to assess their capabilities and deficiencies. In the course of our due diligence, we may not inspect every well, platform, or pipeline. Inspections may not reveal structural and environmental problems, such as pipeline corrosion or groundwater contamination, when they are made. We may not be able to obtain contractual indemnities from the seller for liabilities that we assume. We may be required to assume the risk of the physical condition of the properties in addition to the risk that the properties may not perform in accordance with our expectations. As a result, some of the acquired businesses or properties may not produce revenues, reserves, earnings or cash flow at anticipated levels and in connection with these acquisitions, we may assume liabilities that were not disclosed to or known by us or that exceed our estimates.

Our ability to complete acquisitions could be affected by competition with other companies and our ability to obtain financing or regulatory approvals.

In pursuing acquisitions, we compete with other companies, many of which have greater financial and other resources to acquire attractive companies and properties. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our strategy of completing acquisitions is dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Our ability to pursue our acquisition strategy may be hindered if we are not able to obtain financing or regulatory approvals.

Our acquisitions may pose integration risks and other difficulties.

In connection with future acquisitions, we may be unable to integrate acquired businesses successfully and realize anticipated economic, operational and other benefits in a timely manner, if at all, which could result in substantial costs and delays or other operational, technical or financial problems. In addition, future acquisitions could disrupt our ongoing business, distract management, divert resources, and make it difficult to maintain our current business standards, controls, and procedures.

Substantial acquisitions or other transactions could require significant external capital and could change our risk and property profile.

In order to finance acquisitions of additional producing properties, we may need to alter or increase our capitalization substantially through the issuance of debt or equity securities, the sale of production payments, or other means. These changes in capitalization may significantly affect our risk profile. Additionally, significant acquisitions or other transactions can change the character of our operations and business. The character of the new properties may be substantially different in operating or geological characteristics or geographic location than our existing properties. Furthermore, we may not be able to obtain external funding for future acquisitions, other transactions, or on terms acceptable to us.

There is currently a shortage of available drilling rigs and equipment which could cause us to experience higher costs and delays that could adversely affect our operations.

Although equipment and supplies used in our business are usually available from multiple sources, there is currently a general shortage of drilling equipment, drilling supplies, and personnel or firms that provide such services on a contract basis. We believe that these shortages are likely to intensify. The costs of equipment and supplies are substantially greater now than in prior periods and are currently escalating. In addition, the delivery time associated with such equipment and supplies is substantially longer from the date of order until receipt and continues to increase. We and our joint venture partners are also attempting to establish arrangements with others to assure adequate availability of certain other necessary drilling equipment and supplies on satisfactory terms, but there can be no guarantee that we will be able to do so. Accordingly, there can be no assurance that we will not experience shortages of, or material price increases in, drilling equipment and supplies, including drill pipe, in the future. Any such shortages could delay and adversely affect our ability to meet our drilling commitments.

We have limited control over activities on all of our properties, which could reduce our production and revenues.

All of our business activities are conducted through joint operating agreements under which we own partial non-operated interests in oil and natural gas properties. As we do not currently operate the properties in which we own an interest, we do not have control over normal operating procedures, expenditures, or future development of underlying properties. Consequently, our operating results are beyond our control. For instance, the failure of an operator of our wells to perform operations adequately, or an operator’s breach of the applicable agreements, could reduce our production and revenues. In addition, the success and timing of our drilling and development activities on properties operated by others depends upon a number of factors outside of our control, including the operator’s timing and amount of capital expenditures, expertise and financial resources, inclusion of other participants in drilling wells, and use of technology. Since we do not have a majority interest in our current properties, we may not be in a position to remove the operator in the event of poor performance.

We have no long-term contracts to sell oil and gas.

We do not have any long-term supply or similar agreements with governments or other authorities or entities for which we act as a producer. We are therefore dependent upon our ability to sell oil and gas at the prevailing wellhead market price. There can be no assurance that purchasers will be available or that the prices they are willing to pay will remain stable.

Our use of oil and natural gas price hedging contracts involves credit risk and may limit future revenues from price increases and result in significant fluctuations in our net income.

We enter into hedging transactions for our oil and natural gas production to reduce our exposure to fluctuations in the price of oil and natural gas. Our only hedging transaction to date has consisted of a so-called costless collar, as we described above in the section entitled “Recent Events.”

We may in the future enter into these and other types of hedging arrangements to reduce our exposure to fluctuations in the market prices of oil and natural gas.  Hedging transactions expose us to risk of financial loss in some circumstances, including if production is less than expected, the other party to the contract defaults on its obligations or there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received. Hedging transactions may limit the benefit we would have otherwise received from increases in the price for oil and natural gas. Furthermore, if we do not engage in hedging transactions, then we may be more adversely affected by declines in oil and natural gas prices than our competitors that engage in hedging transactions. Additionally, hedging transactions may expose us to cash margin requirements.

The marketability of our production depends mostly upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities, which are owned by third parties.

The marketability of our production depends upon the availability, operation, and capacity of gas gathering systems, pipelines and processing facilities, which are owned by third parties. The unavailability or lack of capacity of these systems and facilities could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. We currently own an interest in several wells that are capable of producing but may be curtailed from time to time at some point in the future pending gas sales contract negotiations, as well as construction of gas gathering systems, pipelines, and processing facilities. United States federal, state, and foreign regulation of oil and gas production and transportation, tax and energy policies, damage to or destruction of pipelines, general economic conditions and changes in supply and demand could adversely affect our ability to produce and market oil and natural gas. If market factors change dramatically, the financial impact on us could be substantial. The availability of markets and the volatility of product prices are beyond our control and represent a significant risk.

Our credit facility has substantial restrictions and financial covenants and we may have difficulty obtaining additional credit, which could adversely affect our operations.

Our revolving credit facility limits the amounts we can borrow to a borrowing base amount, determined by the lenders in their sole discretion, based upon, among other things, our level of proven reserves and the projected revenues from the oil and natural gas properties securing our loan. The lenders can unilaterally adjust the borrowing base and the borrowings permitted to be outstanding under the revolving credit facility. Any increase in the borrowing base requires the consent of all of the lenders. If the lenders do not agree on an increase, then the borrowing base will be the lowest borrowing base acceptable to the required number of lenders. Outstanding borrowings in excess of the borrowing base must be repaid immediately, or we must pledge other oil and natural gas properties as additional collateral. Upon a downward adjustment of the borrowing base, if borrowings in excess of the revised borrowing base are outstanding, we could be forced to repay our indebtedness under the revolving credit facility if we do not have any substantial unpledged properties to pledge as additional collateral.

We may not have sufficient funds to make repayments under the revolving credit facility. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future borrowings, equity financings or proceeds from the sale of assets will be available to pay or refinance such debt. The terms of our revolving credit facility also may prohibit us from taking such actions. Factors that will affect our ability to raise cash through an offering of our capital stock, a refinancing of our debt or a sale of assets include financial market conditions and our market value and operating performance at the time of such offering or other financing. We cannot assure you that any such offering, refinancing or sale of assets can be successfully completed.

Our debt level and the covenants in the agreements governing our debt could negatively impact our financial condition, results of operations and business prospects.

Our level of indebtedness, and the covenants contained in the agreements governing our debt, could have important consequences for our operations, including:

•                                          increasing our vulnerability to general adverse economic and industry conditions and detracting from our ability to withstand successfully a downturn in our business or the economy generally;

•                                          requiring us to dedicate a substantial portion of our cash flow from operations to required payments on debt, thereby reducing the availability of cash flow for working capital, capital expenditures and other general business activities;

•                                          limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and general corporate and other activities;

•                                          limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•                                          placing us at a competitive disadvantage relative to other less leveraged competitors; and

•                                          making us vulnerable to increases in interest rates, because borrowings under our credit facility may be at rates prevailing at the time of each borrowing.

The instruments governing our indebtedness contain various covenants limiting the discretion of our management in operating our business.

Our revolving credit facility contains various restrictive covenants that limit our management’s discretion in operating our business. In particular, these agreements will limit our and our subsidiaries’ ability to, among other things:

•                                          pay dividends on, redeem or repurchase our capital stock or redeem or repurchase our subordinated debt, if any;

•                                          make loans to others;

•                                          make investments;

•                                          incur additional indebtedness or issue preferred stock;

•                                          create certain liens;

•                                          sell assets;

•                                          enter into agreements that restrict dividends or other payments from our subsidiaries to us;

•                                          consolidate, merge or transfer all or substantially all of the assets of us and our subsidiaries taken as a whole;

•                                          engage in transactions with affiliates;

•                                          enter into hedging contracts;

•                                          create unrestricted subsidiaries; and

•                                          enter into sale and leaseback transactions.

In addition, our revolving credit facility also requires us to maintain a certain working capital ratio and a certain debt to EBITDAX (as defined in the revolving credit facility) ratio. If we fail to comply with the restrictions in the revolving credit facility (or any other subsequent financing agreements), a default may allow the creditors (if the agreements so provide) to accelerate the related indebtedness as well as any other indebtedness to which a cross-acceleration or cross-default provision applies. In addition, lenders may be able to terminate any commitments they had made to make available further funds.

Our development and exploration operations require substantial capital and we may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a loss of properties and a decline in our natural gas and oil reserves.

The oil and natural gas industry is capital intensive. We make and expect to continue to make substantial capital expenditures in our business and operations for the exploration for and development, production and acquisition of oil and natural gas reserves. To date, we have financed capital expenditures primarily with equity financings as well as from cash generated from the sale of our Russian operations. We intend to finance our future capital expenditures with cash flow from operations and our existing financing arrangements. Our cash flow from operations and access to capital are subject to a number of variables, including:

•              our proved reserves;

•              the level of oil and natural gas we are able to produce from existing wells;

•              the prices at which oil and natural gas are sold; and

•              our ability to acquire, locate and produce new reserves.

If our revenues or the borrowing base under our revolving credit facility decreases as a result of lower oil and natural gas prices, operating difficulties, declines in reserves or for any other reason, then we may have limited ability to obtain the capital necessary to sustain our operations at current levels. We may, from time to time, need to seek additional financing. There can be no assurance as to the availability or terms of any additional financing.

If additional capital is needed, we may not be able to obtain debt or equity financing on terms favorable to us, or at all. If cash generated by operations or available under our revolving credit facility is not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of our operations relating to exploration and development of our prospects, which in turn could lead to a possible loss of properties and a decline in our natural gas and oil reserves.

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves shown or incorporated by reference in this prospectus supplement or the accompanying prospectus.

In order to prepare our estimates, we must project production rates and timing of development expenditures. We must also analyze available geological, geophysical, production and engineering data. The extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of oil and natural gas reserves are inherently imprecise.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of reserves incorporated by reference in this prospectus supplement or the accompanying prospectus. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

You should not assume that the present value of future net revenues from our proved reserves is the current market value of our estimated oil and natural gas reserves. In accordance with SEC requirements, we generally base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate.

Seasonal weather conditions and lease stipulations can adversely affect the conduct of drilling activities on our properties.

Oil and natural gas operations can be adversely affected by seasonal weather conditions and lease stipulations designed to protect various wildlife, particularly in the Rocky Mountain region where we currently operate. In certain areas, drilling and other oil and natural gas activities can only be conducted during the spring and summer months. This may limit operations in those areas and can intensify competition during those months for drilling rigs, oil field equipment, services, supplies and qualified personnel, which may lead to periodic shortages. Resulting shortages or high costs could delay our operations and materially increase our operating and capital costs.

Unless we replace our oil and natural gas reserves, our level of reserves and production will decline, which would adversely affect our cash flows and income.

Unless we conduct successful development, exploitation, and exploration activities or acquire properties containing proved reserves, our proved reserves will decline as those reserves are produced. Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. Our future oil and natural gas reserves and production, and, therefore our cash flow and income, are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. We may not be able to develop, exploit, find or acquire additional reserves to replace our current and future production.

We depend on key personnel.

We currently have only three employees that serve in senior management roles. In particular, our Chief Executive Officer Karl F. Arleth and our Vice President of Production, Andrew N. Schultz, are responsible for the operation of our oil and gas business and Bill I. Pennington, our Executive Vice President, Treasurer, and Chief Financial Officer, oversees our finance and administrative organizations. The loss of any one of these employees could severely harm our business. We do not currently maintain key man insurance on the lives of any of these individuals, and although we are in the process of attempting to secure such coverage, there is no guarantee that we will be able to obtain such coverage. Furthermore, competition for experienced personnel is intense. If we cannot retain our current personnel or attract additional experienced personnel, our ability to compete could be adversely affected.

Rising inflation and price increases could have a negative effect on the Company’s value and increase our costs.

We may experience increased costs during 2007 and 2008 due to increased demand for oil and gas field products and services. The oil and natural gas industry is cyclical and the demand for goods and services of oil field companies, suppliers and others associated with the industry can place extreme pressure on the economic stability and pricing structure within the industry. Typically, as prices for oil and natural gas increase, so do all associated costs. Historically in the oil and gas industry, material changes in prices also impact the current revenue stream, estimates of future reserves, borrowing base calculations of bank loans and values of properties in purchase and sale transactions. Material changes in prices can impact the value of oil and natural gas companies and their ability to raise capital, borrow money and retain personnel. While we do not currently expect business costs to materially increase, continued high prices for oil and natural gas could result in increases in the costs of materials, services and personnel.

We cannot assure you that we will be able to continue to meet our commitments and contractual obligations.

We have obligations and commitments related to our operations as well as our general and administrative activities. With respect to our operating commitments, we have contractually obligated ourselves to our operating partners to fund a portion of each respective project’s annual capital budget. In the aggregate, the commitments are approximately $20.4 million for 2007.  Our commitments are expected to increase significantly as our operating partners increase their drilling activities and we incur additional cash calls in respect of these projects. In the event that we are unable to maintain our funding obligations in respect of our projects, we may be deemed to have gone

“non-consent,” which will result in a project’s other partners funding a well’s operating costs without us. If we go “non-consent” on a well, the consequences to us likely will enable the consenting partners to recover their costs plus an agreed-upon percentage (typically 500%) before we will be entitled to participate in any of the future economics of the well, if at all. Our administrative commitments principally include our office lease, under which we are contractually obligated until 2009. In 2006, we increased our commitment by taking additional adjacent space in our building, which has materially increased our costs. Accordingly, we cannot assure you that we will be able to continue to meet our commitments and contractual obligations.

Governmental laws and regulations may add to our costs or limit our drilling activity.

Our operations are affected from time to time in varying degrees by governmental laws and regulations. The drilling industry is dependent on demand for services from the oil and natural gas exploration industry and, accordingly, is affected by changing tax and other laws relating to the energy business generally. We may be required to make significant capital expenditures to comply with governmental laws and regulations. It is also possible that these laws and regulations may in the future add significantly to our operating costs or may significantly limit drilling activity.  Failure to comply with these laws and regulations may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties, including assessment of natural resource damage.

There are risks associated with forward-looking statements made by us and actual results may differ.

Some of the information in this Post-Effective Amendment to our Form S-8 (Registration No. 333-139966) contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate” and “continue,” or similar words. You should read statements that contain these words carefully because they:

•                                          discuss our future expectations;

•                                          contain projections of our future results of operations or of our financial condition; and

•                                          state other “forward-looking” information.

We believe it is important to communicate our expectations. However, there may be events in the future that we are not able to accurately predict or over which we have no control. The risk factors listed in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in these risk factors could have an adverse effect on our business, results of operations and financial condition.

Risks Relating To Our Common Stock

Our stock price and trading volume may be volatile, which could result in losses for our stockholders.

The equity trading markets may experience periods of volatility, which could result in highly variable and unpredictable pricing of equity securities.  The market price of our common stock could change in ways that may or may not be related to our business, our industry or our operating performance and financial condition.  In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur.  Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•                                          actual or anticipated quarterly variations in our operating results;

•                                          changes in expectations as to our future financial performance or changes in financial estimates, if any, of public market analysts;

•                                          announcements relating to our business or the business of our competitors;

•                                          conditions generally affecting the oil and natural gas industry;

•                                          the success of our operating strategy; and

•                                          the operating and stock price performance of other comparable companies.

Many of these factors are beyond our control, and we cannot predict their potential effects on the price of our common stock.  If the market price of our common stock declines significantly, you may be unable to resell your shares of common stock at or above the public offering price.  We cannot assure you that the market price of our common stock will not fluctuate or decline significantly, including a decline below the public offering price, in the future.  In addition, the stock markets in general can experience considerable price and volume fluctuations.

The anti-takeover effects of provisions of our charter, by-laws, and shareholder rights plan, and of certain provisions of Delaware corporate law, could deter, delay, or prevent an acquisition or other “change in control” of us and could adversely affect the price of our common stock.

Our amended certificate of incorporation, our by-laws, our shareholder rights plan and Delaware General Corporation Law contain various provisions that could have the effect of delaying or preventing a change in control of us or our management which shareholders may consider favorable or beneficial.  These provisions include the following:

•      We are authorized to issue “blank check” preferred stock, which is preferred stock that can be created and issued by the board of directors without prior shareholder approval, with rights senior to those of our common shareholders;

•      We have a shareholder rights plan which could make it more difficult for a third party to acquire us without the support of our board of directors and principal shareholders. In addition, many of our equity-based awards issued to management and employees under our 2005 Long-Term Incentive Plan may become fully vested in connection with a “change in control” of the Company, as defined in the plan.

•      We are subject to Section 203 of the Delaware General Corporation Law, or the DGCL.  In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder.  A “business combination” includes a merger, sale of 10% or more of our assets and certain other transactions resulting in a financial benefit to the stockholder. For purposes of Section 203, an “interested stockholder” includes any person that is:

•      the owner of 15% or more of the outstanding voting stock of the corporation;

•      an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date; and

•      an affiliate or associate of the persons defined as an interested shareholder.

Any one of these provisions could discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock.

Existing stockholders may experience dilution from the sale of our common stock pursuant to this prospectus.

The sale of our common stock pursuant to this prospectus may have a dilutive impact on our shareholders.  As a result, our net income per share could decrease in future periods and the market price of our common stock could decline. If our stock price decreases, then our existing shareholders would experience greater dilution.

The perceived risk of dilution may cause our stockholders to sell their shares, which would contribute to a decline in the price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our stock price could encourage investors to engage in short sales of our common stock. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our common stock.

USE OF PROCEEDS

We will not receive any proceeds from sales of common stock by any of the selling stockholders.

SELLING STOCKHOLDERS

This prospectus covers the reoffer and resale of shares of common stock by participants in the 2005 Long-Term Incentive Plan (the “Plan”) of Teton Energy Corporation (the “Company”). The participants are directors, officers, or employees (or former officers or employees or their transferees by descent or distribution) of the Company who received stock options or other awards under the Plan. The shares that may be sold were acquired or will be acquired pursuant to the exercise of stock options or other awards granted under the Plan.

Our current directors and officers who are also selling stockholders (the “Selling Affiliates”) have entered into lock-up agreements with the Company. The lockup agreement restricts the Selling Affiliates from selling any securities owned by them for a period of six months from the effective date of the lockup agreement (the “Initial Lock-up Period”), which is November 14, 2005. Subsequent to the Initial Lock-up Period, the Selling Affiliates may only sell 25% of their remaining holdings during each six-month period thereafter. These restrictions are in effect until the earlier of 24 months from the end of the Initial Lock-up Period, the date a Selling Affiliate ceases to be in the employ of and/or on the board of the Company, or upon the consummation of a transaction that results in a change in control. The lock-up agreements cover securities beneficially owned by the Selling Affiliates as of November 14, 2005 as well as any securities received thereafter during the term of the agreements.

The selling stockholders may from time to time resell all or a portion of the shares of common stock they receive under the Plan pursuant to this prospectus in one or more transactions from time to time as described below under “Plan of Distribution.” However, the selling stockholders are not obligated to sell any of the shares of common stock offered by this prospectus.

The following table sets forth information as of January 12, 2007 with respect to the beneficial ownership of our common stock by each selling stockholder whose identity is known as of the date of this prospectus and the number of shares of our common stock held by such selling stockholder as of the date of this prospectus that are covered by this prospectus. The address for each current executive officer, director and employee listed below is c/o Teton Energy Corporation, 410 17 th  Street, Suite 1850, Denver, Colorado 80202.

Name of Selling Stockholder	Position with Teton	Number of Shares Beneficially Owned(1)	Number of Shares Covered by This Reoffer Prospectus	Number of Shares to be Beneficially Owned if All Shares Offered Hereby Are Sold(2)	Percent of Class Owned if All Shares Offered Hereby Are Sold(2)(3)
William K. White	Director	53,334	8,334	45,000	*

*                    Denotes less than 1%.

(1)             Beneficial owner means any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of, shares of our common stock; and/or (ii) investment power, which includes the power to dispose, or to direct the disposition of, shares of our common stock.  A person is also deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security at any time within 60 days from the date of this reoffer prospectus.

(2)             Includes all options to purchase shares of our common stock under the 2003 Employee Stock Compensation Plan, whether or not exercisable as of, or within 60 days of, the date of this reoffer prospectus.

(3)             Based on 15,210,239 shares of common stock outstanding as of January 12, 2007.

PLAN OF DISTRIBUTION

The selling stockholders may offer and sell the shares of common stock offered by this prospectus from time to time in one or more of the following transactions:

•                                          through  the American Stock Exchange or any other securities exchange that quotes the common stock;

•                                          in the over-the-counter market;

•                                          in transactions other than on such exchanges or in the over-the-counter market (including negotiated transactions and other private transactions);

•                                          in short sales of the common stock, in transactions to cover short sales or otherwise in connection with short sales;

•                                          by pledge to secure debts and other obligations or on foreclosure of a pledge; or

•                                          in a combination of any of the above transactions.

The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.  The transactions listed above may include block transactions.

The selling stockholders may use broker-dealers to sell their shares or may sell their shares to broker-dealers acting as principals. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents, or both. If a broker-dealer purchases shares as a principal, it may resell the shares for its own account under this prospectus.

We have informed the selling stockholders that the anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934 may apply to their sales of common stock.

The selling stockholders and any agent, broker, or dealer that participates in sales of common stock offered by this prospectus may be deemed “underwriters” under the Securities Act of 1933, and any commissions or other consideration received by any agent, broker, or dealer may be considered underwriting discounts or commissions under the Securities Act. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities in connection with the offering of the shares arising under the Securities Act.

Instead of selling common stock under this prospectus, the selling stockholders may sell common stock in compliance with the provisions of Rule 144 under the Securities Act of 1933, if available.

LEGAL MATTERS

Gersten Savage LLP, New York, New York will pass upon the validity of the common stock offered hereby. Certain partners of Gersten Savage LLP have ownership interests, totaling approximately 0.5% in us.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K as of and for the year ended December 31, 2005 have been so incorporated in reliance on the report of Ehrhardt Keefe Steiner & Hottman PC, independent registered public accountants, given on the authority of said firm as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Incorporation of Documents by Reference.

The following documents filed by the Company with the SEC pursuant to Section 13 of the Exchange Act (File No. 000-31170), are incorporated herein by reference: (i) Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 10, 2006; (ii) Quarterly Reports on Form 10-Q and Form 10-Q/A for the quarter ended March 31, 2006 filed with the SEC on May 12, 2006 and May 18, 2006, respectively; (iii) Quarterly Report on Form 10Q for the quarter ended June 30, 2006, filed with the SEC on August 14, 2006; (iv) Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed with the SEC on November 14, 2006; (v) Current Reports on Form 8-K or Form 8-K/A filed with the SEC on March 23, 2006, April 3, 2006, April 12, 2006, May 11, 2006, May 19, 2006, June 20, 2006, July 5, 2006, July 20, 2006, July 21, 2006, July 27, 2006, September 1, 2006, and January 12, 2007, and (vi) description of our common stock set forth in our registration statement on Form S-8 (Registration No.: 333-139966), and any subsequent amendment or report filed for the purpose of updating this description.

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment indicating that all securities offered hereby have been sold or deregistering all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts.

Certain partners of Gersten Savage LLP have ownership interests, totaling approximately 0.5% in us.

Item 6. Indemnification of Directors and Officers.

The Company shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the state of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have the power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of the stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, Officer, Employee or Agent and shall inure to the benefit of the heirs, executors and administrators of such person.

The Board of Directors of the Company may also authorize the Company to indemnify employees or agents of the Company, and to advance the reasonable expenses of such persons, to the same extent, following the same determinations and upon the same conditions as are required for the indemnification of and advancement of expenses to directors and officers of the Company. As of the date of this Registration Statement, the Board of Directors has not extended indemnification rights to persons other than directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended (the “Securities Act”) and is therefore unenforceable.

Indemnification Agreements

The Company may enter into indemnification agreements with its directors and officers for the indemnification of and advancing of expenses to such persons to the fullest extent permitted by law.

Item 7. Exemption from Registration Claimed.

Not Applicable.

Item 8. Exhibits.

No.	Item	Method of Filing

4.1	2005 Long-Term Incentive Plan	Incorporated by reference to Appendix G to the Registrant’s Definitive Proxy Statement filed with the Commission on May 20, 2005.

5.1	Opinion of Gersten Savage LLP	Filed herewith electronically.

23.1	Consent of Ehrhardt Keefe Steiner & Hottman PC	Filed herewith electronically.

23.2	Consent of Gersten Savage LLP	Included in Exhibit 5.1.

24.1	Power of Attorney	Included on page 23 herein.

Item 9. Undertakings.

(a)           The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)            To include, any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)          To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement. Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)           The undersigned registrant hereby undertakes that, for purposes of determining any liability under the

Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)           Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing previsions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, Colorado, on January 16, 2007.

TETON ENERGY CORPORATION

By:	/s/ Karl F. Arleth
Karl F. Arleth
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Karl F. Arleth as such person’s true and lawful attorney-in-fact and agent, with full powers of substitution and re-substitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on January 16, 2007 by the following persons in the capacities indicated.

Signature	Title

/s/ James J. Woodcock	Chairman of the Board of Directors
James J. Woodcock

/s/ Karl F. Arleth	President and Chief Executive Officer (Principal Executive
Karl F. Arleth	Officer) and Director

/s/ Bill I. Pennington	Chief Financial Officer and Executive Vice-President
Bill I. Pennington	(Principal Financial and Accounting Officer)

/s/ John T. Connor, Jr.	Director
John T. Connor, Jr.

/s/ Thomas F. Conroy	Director
Thomas F. Conroy

/s/ William K. White	Director
William K. White

/s/ Robert F. Bailey	Director
Robert F. Bailey

INDEX TO EXHIBITS

No.	Item	Method of Filing

4.1	2005 Long-Term Incentive Plan	Incorporated by reference to Appendix G to the Registrant’s Definitive Proxy Statement filed with the Commission on May 20, 2005.

5.1	Opinion of Gersten Savage LLP	Filed herewith electronically.

23.1	Consent of Ehrhardt Keefe Steiner & Hottman PC	Filed herewith electronically.

23.2	Consent of Gersten Savage LLP	Included in Exhibit 5.1.

24.1	Power of Attorney	Included on page 23 of this Registration Statement.